Mitchell S. Nussbaum of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.407.4990 mnussbaum@loeb.com

December 1, 2008

John Reynolds Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Pantheon China Acquisition Corp. Schedule 14A Filed November 24, 2008 File No. 000-52275

Dear Mr. Reynolds:

On behalf of our client, Pantheon China Acquisition Corp., a Delaware corporation (the “Company”), we hereby respond through EDGAR to comments issued on November 28, 2008 to the Company’s amended Preliminary Proxy Statement on Schedule 14A and addressed to Mr. Mark D. Chen. Contemporaneous with this submission we are filing a complete copy of a second amended Preliminary Proxy Statement on Schedule 14A for the Company (the “Amended Schedule 14A”) reflecting our responses.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of Amended Schedule 14A.

Amended Schedule 14A responds to the comments set forth in the Staff’s letter dated November 28, 2008 (the “Staff’s Letter”).

In order to facilitate your review of the Amended Schedule 14A, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amended Schedule 14A.

John Reynolds December 1, 2008 Page 2
The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Comment and Response

General

1.
We note your response to comment one from our letter dated November 21, 2008 and the statement that you do not believe the Warrant Agreement contains any provisions relating to the original termination date. With a view to disclosure, please address Section 3.2, "Duration of Warrants," which defines Business Combination "as described more fully in the Company's Registration Statement." It appears that this provision created an exercise period for the warrants tied to the consummation of a business transaction as described in and within the allowable timeline of the disclosure in the Form S-1.

COMPANY RESPONSE: The Company has reviewed Section 3.2 “Duration of Warrants” of the Warrant Agreement and respectfully submits that the provision in question relates to the commencement of the exercisability of the warrants, which is triggered by the occurrence of the “Business Combination.” As this is not related to the defined term “Termination Date” as set forth in Pantheon’s Amended and Restated Certificate of Incorporation - which definition is being amended pursuant to the Extension Proposal - the Company believes that no amendment or further disclosure in this regard is necessary. The Company notes that the definition of “Business Combination” as specified in Article Seventh of its Amended and Restated Certificate of Incorporation makes no reference to the transaction in question taking place at any particular time: “A “Business Combination” shall mean the acquisition by the Corporation, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction, of an operating business which has its principal operations located in the People’s Republic of China (“Target Business”).”

2.	In this regard, please disclose the dates when the warrants become exercisable and when they terminate. Also, please disclose where these provisions are located.

COMPANY RESPONSE: As described in response to comment 1 above, the warrants become exercisable upon the consummation of a qualifying “Business Combination” (as the first anniversary of the issuance date has passed). The warrants terminate on December 13, 2010 unless earlier redeemed. These dates are specified in Section 3.2 of the Warrant Agreement.

John Reynolds December 1, 2008 Page 3

3.
We note the disclosure on page 22 that the Underwriter and the Company have agreed to waive compliance with covenants in the Underwriters Agreement and Letter Agreements concerning the original termination date. Please disclose whether these agreements are oral or written.

COMPANY RESPONSE: Changes in response to the Staff's comment have been made on pages 22, 26 and 27 of the Amended Schedule 14A.

4.
Also with respect to the agreement with the underwriter, please revise page 22 and the forefront of the proxy statement to explain that, if the proposals are approved, the underwriter will be entitled to compensation that it otherwise would not receive. In addition, please revise to disclose the extent to which the underwriter has been involved in searching for or evaluating a merger target, soliciting proxies, or otherwise facilitating the consummation of a transaction that would result in payment of its deferred compensation.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 4, 18, 22, 26 and 36 of the Amended Schedule 14A.

5.
We note your response to comment three from our letter dated November 21, 2008 and the statement on page six and elsewhere regarding the difficulty of obtaining a unanimous vote. Please revise to briefly discuss the extent to which the unanimous vote provision may not be operable or enforceable in light of the board members' duties to act pursuant to their fiduciary duties. In this regard, we note the statement in the Form S-1 that you were advised that the "provisions limiting [y]our ability to amend [y]our certificate of incorporation may not be enforceable under Delaware law."

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 4, 6, 7, 13, 17 and 26 of the Amended Schedule 14A.

6.
We note your response to comment four from our letter dated November 21, 2008. Currently the disclosure is difficult to follow. Please revise to clarify the effect the potential reduction in the trust account balance will have on your "80% Test."

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 4, 27 and 32 of the Amended Schedule 14A.

7.
We note your response to prior comment five and disclosure on page 27 that the effective limit on cash conversions will be approximately 40% if the extension proposal is approved. Please revise the second bullet point in the letter to shareholders, the form of proxy, and where appropriate, to clarify that the second proposal would increase the maximum number of shares that may elect cash conversion from approximately 20% to 40%. It appears that this proposal is independent of the extension proposal, and that both proposals must be approved to avoid liquidation as described in the Form S-l. See Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

COMPANY RESPONSE: Changes in response to the Staff’s comment have been made on pages 2, 3, 6, 7, 13, 17, 22, 23, 26 and 27 of the Amended Schedule 14A.

John Reynolds December 1, 2008 Page 4

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely, /s/ Mitchell S. Nussbaum Mitchell S. Nussbaum Loeb & Loeb LLP